SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the securities exchange act of 1934 (Amendment No. 5)* ARCH CAPITAL GROUP LTD.

(Name of Issuer)

COMMON SHARES, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

011576290

(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:
ANDREW R. BROWNSTEIN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

June 14, 2007
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

     Check the following box if a fee is being paid with this statement ☐ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 12 pages)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 011576290	13D	(Page 2 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) Private Equity VIII, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4194502

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,487,821

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,487,821

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,487,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.45%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 011576290	13D	(Page 3 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) International Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4194501

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,267,043

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,267,043

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,267,043

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.15%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 011576290	13D	(Page 4 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus Netherlands International Partners I, C.V.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4133839

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
219,458

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
219,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,458

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 011576290	13D	(Page 5 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) Private Equity Ltd.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
01-0569187

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,487,821

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,487,821

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,487,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.45%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 011576290	13D	(Page 6 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) International Ltd.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
01-0569166

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,267,043

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,267,043

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.267,043

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.15%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 011576290	13D	(Page 7 of 12)

1	NAME OF REPORTING PERSONS
Warburg, Pincus & Co.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
219,458

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
219,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,458

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 011576290	13D	(Page 8 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus Partners, LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
219,458

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
219,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,458

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 011576290	13D	(Page 9 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,974,322

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,974,322

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,974,322

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	011576290	13D	(Page 10 of 12)

     Reference is made to the Statement on Schedule 13D filed on November 20, 2001, as amended by Amendment No. 1 thereto filed September 20, 2002, Amendment No. 2 thereto filed December 18, 2002, Amendment No. 3 thereto filed May 5, 2006 and Amendment No. 4 thereto filed May 2, 2007 (as so amended, the “Schedule 13D”), on behalf of Warburg Pincus (Bermuda) Private Equity VIII, L.P., a limited partnership organized under the laws of Bermuda (“WP VIII Bermuda”), Warburg Pincus (Bermuda) International Partners, L.P., a limited partnership organized under the laws of Bermuda (“WPIP Bermuda”), Warburg Pincus Netherlands International Partners I, C.V., a limited partnership organized under the laws of The Netherlands (“WPIP Netherlands I” and together with WP VIII Bermuda, WPIP Bermuda, the “Investors”), Warburg Pincus (Bermuda) Private Equity Ltd., a company organized under the laws of Bermuda (“WP VIII Bermuda Ltd.”), Warburg Pincus (Bermuda) International Ltd., a company organized under the laws of Bermuda (“WPIP Bermuda Ltd.”), Warburg, Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Investors, WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP, WP LLC and WPP LLC. The Investors, together with WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP, WP LLC and WPP LLC, are referred to herein as the “Warburg Pincus Reporting Persons.” All capitalized terms used without definition in this Amendment No. 5 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

This Amendment No. 5 to Schedule 13D amends the Schedule 13D as follows.

ITEM 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On June 14, 2007, the Warburg Pincus Reporting Persons distributed an aggregate of 2,984,963 Common Shares of the Company to their limited and general partners.

     As of June 14, 2007, the Investors collectively beneficially owned an aggregate of 10,974,322 Common Shares, which represent approximately 14.9% of the outstanding Common Shares based on 73,641,614 Common Shares outstanding as of April 27, 2007, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2007, filed on May 10, 2007. By reason of its relationship with the Investors under Rule 13d-3 of the Exchange Act, the Warburg Pincus Reporting Persons may be deemed to beneficially own all of the Common Shares that are beneficially owned by the Investors.

     Each Investor exercises voting power and dispositive power over its holdings of such shares through its respective general partner, which, in turn, acts through its respective general partner.

CUSIP No.	011576290	13D	(Page 11 of 12)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated June 15, 2007

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY
VIII, L.P.

By:	Warburg Pincus (Bermuda) Private Equity Ltd., Its
General Partner

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) INTERNATIONAL
PARTNERS, L.P.

By:	Warburg Pincus (Bermuda) International Ltd., Its
General Partner

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Authorized Signatory

WARBURG PINCUS NETHERLANDS
INTERNATIONAL PARTNERS I, C.V.

By:	Warburg Pincus Partners, LLC, Its General Partner

By:	Warburg, Pincus & Co., Its Managing Member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

CUSIP No.	011576290	13D	(Page 12 of 12)

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY
LTD.

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) INTERNATIONAL
LTD.
By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Authorized Signatory

WARBURG, PINCUS & CO.

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG, PINCUS PARTNERS LLC

By:	Warburg Pincus & Co., Its Managing Member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Managing Director